--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

        [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the fiscal year ended December 31, 1997
                                  -----------------

                                       OR

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the transition period from               to
                                       --------------    ----------------

                         Commission file number: 1-9627

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             The Zenith 401(k) Plan

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                             Zenith National Insurance Corp.
                                  21255 Califa Street
                             Woodland Hills, CA 91367-5021

REQUIRED INFORMATION

On behalf of The Zenith 401(k) Plan, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA and are filed herewith:

        1.  Statements of Net Assets Available for
            Benefits As of December 31, 1997
            and 1996

        2.  Statement Of Changes In Net Assets
            Available For Benefits For the Year
            Ended December 31, 1997

        3.  Line 27(a) - Schedule of Assets Held For
            Investment Purposes As Of December 31, 1997

        4.  Line 27(d) - Schedule of Reportable
            Transactions For The Year
            Ended December 31, 1997

The written consent of Coopers & Lybrand L.L.P. with respect to the annual financial statements of The Zenith 401(k) Plan is filed as Exhibit 23 to this annual report.

                                  SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                The Zenith 401(k) Plan



Date:  July 1, 1998                             /s/ Michael W. Jacobson
     -----------------                          -------------------------
                                                Michael W. Jacobson
                                                Chairman
                                                Administrative Committee

                             THE ZENITH 401(k) PLAN

                              FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES
                                   ----------


                                TABLE OF CONTENTS
                                -----------------

                                                                        Page
                                                                        ----
Report of Independent Accountants                                        1

Financial Statements:

    Statements of Net Assets Available for Benefits
       as of December 31, 1997 and 1996                                  2

    Statement of Changes in Net Assets Available for Benefits
       for the Year Ended December 31, 1997                              3

    Notes to Financial Statements                                        4


Supplemental Schedules:

    Line 27(a) - Schedule of Assets Held for Investment Purposes
       as of December 31, 1997                                          15

    Line 27(d) - Schedule of Reportable Transactions
       for the Year Ended December 31, 1997                             16


                        REPORT OF INDEPENDENT ACCOUNTANTS
                                   ----------



To the Administrative Committee
The Zenith 401(k) Plan


We have audited the accompanying statements of net assets available for benefits of The Zenith 401(k) Plan (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits as of and for the year ended December 31, 1997 is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Los Angeles, California
June 12, 1998

                             THE ZENITH 401(k) PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        (WITH FUND INFORMATION FOR 1997)
                        As Of December 31, 1997 And 1996
                                   ----------


                                                          Non-Participant
                                                          And Participant
                                                              Directed                       Participant Directed
                                                         -----------------    -----------------------------------------------------
                                                                                         State Street
                                                                                          Research
                                                               Zenith           PBHG        Equity        Founders        Janus
                                                              Company          Growth     Investment      Balanced      Worldwide
                                                             Stock Fund         Fund         Fund           Fund           Fund
                                                         -----------------  ------------ -------------   ----------   -------------
Investments:
   At fair value:
       Shares of Zenith Common Stock (cost of
          $6,436,645 for 1997 and $6,695,581 for 1996)       $7,851,870

       Shares of Registered Investment Companies:
          PBHG Growth Fund (cost of $1,319,575)                              $1,327,859
          State Street Research Equity Investment Fund
             (cost of $831,281)                                                              $779,899
          Founders Balanced Fund (cost of $748,868)                                                       $727,868
          Janus Worldwide Fund (cost of $2,392,027)                                                                     $2,258,472
          Scudder Growth & Income Fund (cost of
             $2,065,516)
          Warburg Pincus Emerging Growth Fund (cost of
             $852,239)

       Short-Term Investment Fund                               166,718

       Invested cash

       At contract value:
          MetLife Guaranteed Fixed Income Contracts

       Participants loans receivable
                                                             -----------   ------------     -----------  ----------   -------------
                 Total investments                             8,018,588      1,327,859         779,899     727,868       2,258,472

Receivables                                                       41,205         22,969          12,063      12,471          34,432
                                                             -----------   ------------     -----------  ----------   -------------

                 Net assets available for benefits            $8,059,793     $1,350,828        $791,962    $740,339      $2,292,904
                                                             -----------   ------------     -----------  ----------   -------------
                                                             -----------   ------------     -----------  ----------   -------------


                                                                        Participant Directed
                                                        ------------------------------------------------------
                                                                       Warburg
                                                                        Pincus      MetLife
                                                          Scudder      Emerging    Guaranteed  Participant
                                                          Growth &      Growth    Fixed Income    Loans        1997
                                                         Income Fund     Fund         Fund      Receivable     Total       1996
                                                        ------------- ----------  ------------ ------------- ---------- -----------
Investments:
   At fair value:
       Shares of Zenith Common Stock (cost of
          $6,436,645 for 1997 and $6,695,581 for 1996)                                                       $7,851,870 $ 8,942,372

       Shares of Registered Investment Companies:
          PBHG Growth Fund (cost of $1,319,575)                                                              1,327,859
          State Street Research Equity Investment Fund
             (cost of $831,281)                                                                                779,899
          Founders Balanced Fund (cost of $748,868)                                                            727,868
          Janus Worldwide Fund (cost of $2,392,027)                                                          2,258,472
          Scudder Growth & Income Fund (cost of
             $2,065,516)                                 $2,062,520                                          2,062,520
          Warburg Pincus Emerging Growth Fund (cost of
             $852,239)                                                 $855,677                                855,677

       Short-Term Investment Fund                                                                              166,718   13,063,710

       Invested cash                                                                                                         41,596

       At contract value:
          MetLife Guaranteed Fixed Income Contracts                                 $9,459,412               9,459,412

       Participants loans receivable                                                              $349,589     349,589
                                                       ------------- ----------  -------------  ---------- -----------  -----------
                 Total investments                        2,062,520     855,677      9,459,412     349,589  25,839,884   22,047,678

Receivables                                                  28,108      10,963         16,104                 178,315       57,188
                                                       ------------- ----------  -------------  ---------- -----------  -----------

                 Net assets available for benefits       $2,090,628    $866,640     $9,475,516    $349,589 $26,018,199  $22,104,866
                                                       ------------- ----------  -------------  ----------  ----------  -----------
                                                       ------------- ----------  -------------  ----------  ----------  -----------


The accompanying notes are an integral part of these financial statements.

                             THE ZENITH 401(k) PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                             (WITH FUND INFORMATION)
                      For The Year Ended December 31, 1997

                                  ------------

                                                    Non-Participant And
                                                    Participant Directed                       Participant Directed
                                                ---------------------------   ------------------------------------------------------
                                                                                             State Street
                                                 Short Term       Zenith         PBHG       Research Equity   Founders      Janus
                                                 Investment       Company       Growth        Investment      Balanced    Worldwide
                                                    Fund        Stock Fund       Fund            Fund           Fund         Fund
                                                ------------   ------------   -----------   ---------------  ----------   ---------
Additions:
   Contributions:
     Employer                                                     $975,226
     Employee                                                      115,766       $526,639      $259,638        $270,226    $772,091
     Employee rollovers                                                110         32,052         7,167           3,475      15,410
                                                               ------------   -----------   ---------------  ----------   ---------
               Total contributions                               1,091,102        558,691       266,805         273,701     787,501

   Investment income:
     Dividends                                                     317,994                       90,879          55,116     155,297
     Interest                                      $180,395         12,742
     Net appreciation (depreciation) in
        fair value of investments                                 (492,989)        12,919       (50,620)        (18,998)   (120,773)
                                                ------------   ------------   -----------   ---------------  ----------   ---------
               Total investment income              180,395       (162,253)        12,919        40,259          36,118      34,524
                                                ------------   ------------   -----------   ---------------  ----------   ---------
               Total additions                      180,395        928,849        571,610       307,064         309,819     822,025
Deductions:
   Benefits paid to participants                                  (845,559)       (18,585)      (17,745)        (14,341)    (39,435)
   Fees                                                               (369)          (121)          (99)           (130)       (377)
                                                ------------   ------------   -----------   ---------------  ----------   ---------
               Total deductions                       -           (845,928)       (18,706)      (17,844)        (14,471)    (39,812)
                                                ------------   ------------   -----------   ---------------  ----------   ---------

               Net increase (decrease)
                 prior to interfund transfers       180,395         82,921        552,904       289,220         295,348     782,213
Interfund transfers                             (13,342,889)      (965,500)       797,924       502,742         444,991   1,510,691
                                                ------------   ------------   -----------   ---------------  ----------   ---------
               Net (decrease) increase          (13,162,494)      (882,579)     1,350,828       791,962         740,339   2,292,904

Net assets available for benefits:
   Beginning of year                             13,162,494      8,942,372          -             -               -           -
                                                ------------   ------------   -----------   ---------------  ----------   ---------
   End of year                                  $     -         $8,059,793     $1,350,828      $791,962        $740,339  $2,292,904
                                                ------------   ------------   -----------   ---------------  ----------   ---------
                                                ------------   ------------   -----------   ---------------  ----------   ---------

                                                                          Participant Directed
                                               ---------------------------------------------------------------------------
                                                                   Warburg         MetLife
                                                  Scudder          Pincus         Guaranteed     Participant
                                                 Growth &         Emerging       Fixed Income       Loans
                                                Income Fund      Growth Fund         Fund         Receivable       Total
                                               -------------    -------------    ------------    ------------   -----------
Additions:
   Contributions:
     Employer                                                                                                      $975,226
     Employee                                      $614,097         $227,883      $1,252,894                      4,039,234
     Employee rollovers                             107,159           15,561          61,762            -           242,696
                                               -------------    -------------    ------------    ------------   -----------
               Total contributions                  721,256          243,444       1,314,656            -         5,257,156

   Investment income:
     Dividends                                      154,916           50,722                                        824,924
     Interest                                                                        404,570                        597,707
     Net appreciation (depreciation) in
        fair value of investments                    11,815            9,840                                       (648,806)
                                               -------------    -------------    ------------    ------------   -----------
               Total investment income              166,731           60,562         404,570            -           773,825
                                               -------------    -------------    ------------    ------------   -----------
               Total additions                      887,987          304,006       1,719,226            -         6,030,981

Deductions:
   Benefits paid to participants                    (37,103)         (24,254)     (1,107,712)         ($9,114)   (2,113,848)
   Fees                                                (303)            (105)         (2,296)                        (3,800)
                                               -------------    -------------    ------------    ------------   -----------
               Total deductions                     (37,406)         (24,359)     (1,110,008)          (9,114)   (2,117,648)
                                               -------------    -------------    ------------    ------------   -----------

               Net increase (decrease)
                 prior to interfund transfers       850,581          279,647         609,218           (9,114)    3,913,333
Interfund transfers                               1,240,047          586,993       8,866,298          358,703         -
                                               -------------    -------------    ------------    ------------   -----------
               Net (decrease) increase            2,090,628          866,640       9,475,516          349,589     3,913,333

Net assets available for benefits:
   Beginning of year                                  -                -               -                -        22,104,866
                                               -------------    -------------    ------------    ------------   -----------
   End of year                                   $2,090,628         $866,640      $9,475,516         $349,589   $26,018,199
                                               -------------    -------------    ------------    ------------   -----------
                                               -------------    -------------    ------------    ------------   -----------

The accompanying notes are an integral part of these financial statements.

                             THE ZENITH 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   ----------


1.   The Plan:

     The following is a general description of The Zenith 401(k) Plan (the "Plan").

     GENERAL

     The Plan is a self-directed account plan in compliance with ERISA Section 404(c) originally adopted by Zenith National Insurance Corp.'s ("ZNIC") Board of Directors effective August 1, 1988. The Plan is offered to all eligible employees of ZNIC and those of its subsidiaries that elect to become "participating employers" (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and Section 401(a) and Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"). All assets of the Plan are held by a trustee (the "Trustee") in a trust (the "Trust") created by a trust agreement dated as of December 30, 1996 (the "Trust Agreement"). Prior to the effective date (January 1, 1997) of the Trust Agreement, the Trustee was City National Bank under a prior trust agreement; the new Trustee is Chase Manhattan Bank, N.A. At December 31, 1997 and 1996, there were 1,335 and 1,007 participants, respectively, in the Plan.

     PLAN AMENDMENT

     Effective January 1, 1997, the following significant changes to the Plan were made:

     a. The name of the Plan was changed to The Zenith 401(k) Plan from The Zenith Investment Partnership 401(k) Plan.

     b. A one-year employment eligibility for participation was imposed; the minimum age requirement for participation was eliminated.

     c. A choice of investment options into which participants may direct their contributions was given. The choices are the Zenith Company Stock Fund; PBHG Growth Fund; State Street Research Equity Investment Fund; Founders Balanced Fund; Janus Worldwide Fund; Scudder Growth & Income Fund; Warburg Pincus Emerging Growth Fund; and MetLife Guaranteed Fixed Income Fund.

     d. The Plan will comply with ERISA Section 404(c), as a self-directed account plan.

     e. A loan feature was instituted by which participants are able to borrow the lesser of $50,000 or up to one-half of the value of the contributions made by the participant.

     f. The definition of compensation was broadened to include bonuses, commissions, overtime, and elective deferrals.


Continued

                             THE ZENITH 401(k) PLAN

                                   ----------


1.   The Plan, Continued:

     ELIGIBILITY

     A person hired by the Company on or before December 31, 1996 is eligible to join the Plan immediately. A person hired by the Company on or after January 1, 1997, is eligible to enroll in the Plan on the next quarterly entry date, after completion of one full year of service with the Company.

     CONTRIBUTIONS

     Participants may elect to contribute between 1% to 12% of their compensation up to a maximum of $9,500 for 1997 and 1996 ("Salary Reduction Contributions"). The maximum is adjusted each year for increases in the cost of living as provided in applicable regulations. This annual amount is an aggregate limitation that applies to all of an individual's salary reduction contributions and similar contributions under other plans. The Company contributes 33-1/3% of the participant's "matched" contribution amount (matched contributions are defined as the first 6% of participant's compensation). The Company's contribution shall not exceed 2% of a participant's annual compensation. As of January 1, 1997, the definition of compensation was broadened to include wages, bonuses, commissions and overtime. The Company's contribution is invested exclusively in the Zenith Company Stock Fund.

     The salary reduction contributions and Company contributions, made on behalf of each participant, are paid to the Trustee semi-monthly.

     Participants may allocate each contribution from their compensation among the choices in such percentages as they may determine, so long as the amount directed to the Zenith Company Stock Fund does not exceed twenty percent of that contribution. The value of each fund will be determined daily and participants will be able to transfer amounts between funds on any business day, except that amounts may be only transferred out of, but not into, the Zenith Company Stock Fund.

     PARTICIPANT ACCOUNTS

     Each participant's account is credited with: (1) the participant's contributions, (2) participant rollover contributions from non-Company plans, (3) the related Company matching contributions, and (4) fund earnings. Allocations of earnings are based on account balances, as defined in the Plan Document. These accounts are summarized in the accompanying financial statements as net assets available for benefits.



Continued

                             THE ZENITH 401(k) PLAN

                                   ----------


1.   The Plan, Continued:

     VESTING

     Each participant has an immediate, fully vested right to receive all salary reduction contributions, all Company matching contributions made prior to January 1, 1991, and earnings thereon, upon termination from the Company, or upon separation caused by death of the participant. All Company matching contributions made after January 1, 1991 are subject to a five-year graduated vesting schedule with respect to participants who became employed by the Company on or after April 1, 1988.

     However, irrespective of the vesting schedule, a participant is fully vested upon his death, disability or attainment of age 65.

     FORFEITURES

     Upon termination of service, a participant forfeits any non-vested Company contributions. Such forfeitures are used first to reinstate participant account balances previously forfeited which are subject to reinstatement under the terms of the Plan. Any remaining unused forfeitures are used to reduce current or future years contributions to the Plan by the Company.

     In 1997, the Company's contributions were reduced by $22,678 from forfeited nonvested accounts. At December 31, 1997, forfeited nonvested accounts totalled $43,255 which remain available to reduce future Company contributions.

     WITHDRAWALS PRIOR TO TERMINATION OF EMPLOYMENT

     Except in limited circumstances, withdrawals may not be made by a participant while employed by the Company. Hardship withdrawals of a participant's salary reduction contributions are permitted where a participant has an immediate and heavy financial need (as determined under Section 401(k)(2)(B)(IV) of the Code) and that need cannot be satisfied from other resources of the participant. In addition, participants who reach 59-1/2 years old may take an in-service withdrawal of the vested portion of their individual account.


Continued

                             THE ZENITH 401(k) PLAN

                                   ----------


1.   The Plan, Continued:

     INVESTMENTS

     Effective January 1, 1997, the Plan expanded participant-directed investment options. Subject to certain limitations detailed in the Plan Document, participants may allocate their past and future account balances attributable to salary reduction contributions and rollovers in any combination of investment options set out below.

     The Company's contributions and any earnings thereon are invested in the Zenith Company Stock Fund, and are not subject to participant direction until such participant reaches age fifty-five (55). As of December 31, 1997, $4,419,002 of the investment in the Zenith Company Stock Fund is participant directed.

     Condensed descriptions of investment options (supplied by MetLife) offered by the Plan are as follows:

     INVESTMENT OPTIONS:

     ZENITH COMPANY STOCK FUND invests in the common stock of Zenith National Insurance Corp., par value, $1.00 per share ("Zenith Common Stock").

     PBHG GROWTH FUND seeks capital appreciation. This fund normally invests at least 65% of its total assets in common stocks and convertible securities of small and medium sized growth companies (market capitalization or annual revenues up to $2 billion) believed to have an outlook for strong earnings growth and potential for significant capital appreciation.

     STATE STREET RESEARCH EQUITY INVESTMENT FUND seeks to achieve long-term growth of capital and, secondarily, long-term growth of income. The fund invests primarily in the common stocks of established companies with above-average prospects for growth. Although the fund's investments are not limited to companies of any particular size, it is anticipated that a majority of the securities in which the fund invests will be listed on a national securities exchange.

     FOUNDERS BALANCED FUND seeks current income and capital appreciation. The fund normally invests in a balanced portfolio of dividend-paying common stocks, U.S. and foreign government obligations and a variety of corporate fixed-income securities. The equity portion of the fund emphasizes common stocks with the potential for capital appreciation. While these stocks generally pay regular dividends, the Fund also may invest in non-dividend-paying companies. The fund maintains a minimum of 25% of its assets in investment-grade, fixed-income securities.


Continued

                             THE ZENITH 401(k) PLAN

                                   ----------



1.   The Plan, Continued:

     INVESTMENTS, Continued

     INVESTMENT OPTIONS, Continued:

     JANUS WORLDWIDE FUND seeks long-term growth of capital in a manner consistent with the preservation of capital by investing primarily in common stocks of foreign and domestic issuers. The fund normally invests in issuers from at least five different countries, including the United States; but may at times invest in fewer than five countries or even a single country.

     SCUDDER GROWTH & INCOME FUND seeks long-term growth of capital, current income and growth of income. The fund invests primarily in common stocks, preferred stocks, and securities convertible into common stocks of companies which offer the prospect for growth of earnings while paying current dividends. The fund allocates investments among different industries and companies and adjusts its portfolio securities for investment considerations, not for trading purposes.

     WARBURG PINCUS EMERGING GROWTH FUND is a mutual fund with the objective of maximum capital appreciation. The fund invests primarily a portfolio of equity securities of small- to medium-sized companies that show positive earnings and prospects of achieving significant profit and gain in a relatively short period of time.

     METLIFE GUARANTEED FIXED INCOME FUND provides a guarantee by MetLife of both principal and a rate of interest (6.2% for the year ended December 31, 1997) for a specified period of time. This account consists of one or more MetLife guaranteed interest contracts, which offer intermediate-term interest rates and protection from potential market fluctuation in interest rates during the guarantee period.

     PARTICIPANT LOANS RECEIVABLE

     Commencing January 1, 1997, participants may borrow from their salary reduction contributions accounts and rollover accounts a minimum amount of $1,000 up to a maximum amount equal to the lesser of (a) 50% of the combined balances of their salary reduction contributions accounts and rollover accounts, or (b) $50,000, reduced by the highest outstanding loan balance during the last 12 months. Participants may not obtain a loan of their matching contributions accounts. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loans receivable. Loan terms range from one to five years or up to thirty years for the purchase of a principal residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate set by the Chase Manhattan Bank, N.A. as of the close of the


Continued

                             THE ZENITH 401(k) PLAN

                                   ----------


1.   The Plan, Continued:

     PARTICIPANT LOANS RECEIVABLE, Continued

     last business day of the month preceding the calendar quarter in which the loan is made. Principal and interest are paid ratably through payroll deductions. Upon termination of employment, participants are required to pay the outstanding loan amount in full.

     PAYMENT OF BENEFITS

     Upon termination of employment, retirement, permanent disability or death, if a distribution is made, a participant receives (1) cash with respect to the portion of the individual account not invested in the Zenith Company Stock Fund and (2) at the participant's election, cash or shares of Zenith Common Stock plus cash in lieu of any fractional shares with respect to the Zenith Company Stock Fund. Payments are generally processed twice a month.

     EXPENSES

     The Plan provides that all expenses of the Plan (i.e., legal, accounting, administration, and brokerage fees) will be paid by the Company, with the exception of expenses related to the administration of the mutual funds offered as investment alternatives. Expenses related to the administration of the mutual funds will be paid by the respective mutual funds, and will be reflected in the overall investment return of such funds. Trustee expenses for 1997 totalled $56,261.

     TERMINATION

     While the Company has not expressed an intent to terminate the Plan, it may do so at any time. Upon such termination, each participant shall be 100% vested in his salary reduction contributions account, rollover contributions account and matching contributions account.


Continued

                             THE ZENITH 401(k) PLAN

                                   ----------



1.   The Plan, Continued:

     ADMINISTRATION

     The Plan is administered by an Administrative Committee appointed by the Board of Directors of ZNIC.

     The Administrative Committee has responsibility for administration of the Plan, including supervision of the collection of contributions, delivery of such contributions to the Trustee, and maintenance of necessary records. The Administrative Committee has contracted with Metropolitan Life Insurance Company ("MetLife") to provide record keeping services for the Plan.

     The Trustee is Chase Manhattan Bank N.A., New York, New York. The Trustee's responsibilities include receipt of Plan contributions, investment and maintenance of Trust assets in the available funds, and distributions under the Plan of such amounts as the Administrative Committee shall direct from time to time.


2.   Summary Of Significant Accounting Policies:

     BASIS OF ACCOUNTING

     The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with generally accepted accounting principles.

     USE OF ESTIMATES

     The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.


Continued

                             THE ZENITH 401(k) PLAN

                                   ----------


2.   Summary Of Significant Accounting Policies, Continued:

     INVESTMENT VALUATION AND INCOME RECOGNITION

     The Plan's investment in the Zenith Company Stock Fund is accounted for using the unit valuation method. The total value of the fund fluctuates depending upon the amount of interest earned on its cash, dividends paid on Zenith Common Stock, expenses, realized gains and losses on its sale of Zenith Common Stock, and unrealized appreciation or depreciation in the value of Zenith Common Stock. The value of the Zenith Company Stock Fund is determined using the year ended closing price of Zenith Common Stock on the New York Stock Exchange.

     The Plan's investments in shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

     Dividends and capital gains distributions declared by a mutual fund are allocated to each individual participant holding units in the mutual fund. Each participant's shares as of a record date are multiplied by the dividend rate declared by the mutual fund. Certain funds declare a daily dividend rate and each day is a record date for those funds. At the end of the month, each participant's account balance for each day of the month is credited with each day's dividend based on the rates declared.

     Generally, interest, dividends and capital gain distributions are allocated to a participant's account in a mutual fund based on the number of units the participant holds in that mutual fund compared to total units outstanding for that mutual fund.

     Purchases and sales of securities are reflected on a trade-date basis. Each gain or loss on sales of securities is computed on an average-cost basis.

     The net appreciation (depreciation) in the fair value of the Plan's investments disclosed in the statement of changes in net assets available for benefits consists of realized gains or losses and unrealized appreciation (depreciation) on investments.

     The Plan's investment in the MetLife Guaranteed Fixed Income Fund is valued at contract value which represents contributions plus interest earned less benefits paid and transfers to/from other funds. As of December 31, 1997, the contract value approximated fair value.

     Participant loans are valued at cost, which approximates fair value.


Continued

                             THE ZENITH 401(k) PLAN

                                   ----------


2.   Summary Of Significant Accounting Policies, Continued:

     CONTRIBUTIONS

     Company and participant contributions are recorded in the period that a participant's payroll deduction is made.


3.   Investments:

     The following are the individual investments, at fair value, that represent 5 percent or more of the Plan's net assets:

                                                             December 31
                                                 ------------------------------------
                                                      1997                  1996
                                                 --------------        --------------
     Zenith Company Stock Fund                     $8,018,588           $ 8,942,372
     PBHG Growth Fund                               1,327,859                --
     Short-Term Investment Fund                        --                13,063,710
     Janus Worldwide Fund                           2,258,472                --
     Scudder Growth & Income Fund                   2,062,520                --
     MetLife Guaranteed Fixed Income Fund           9,459,412                --


4.   Tax Status:

     The Plan was designed to qualify under Sections 401(a) and 401(k) of the Code and for the Trust to be exempt from federal income taxes under Section 501(a) of the Code. The Plan initially received a favorable determination in 1989 from the Internal Revenue Service as to the above. In 1995, the Plan applied for, and received, an updated determination letter that the Plan, as amended, continues to be qualified under Sections 401(a) and 401(k) of the Code and that the Trust continues to be exempt from federal income taxes under Sections 501(a) of the Code.

     As described in Note 1, the Plan was amended effective January 1, 1997. The amendment had no impact on the net assets available for benefits. ZNIC, as Plan Sponsor, believes that the Plan, as amended, will continue to be qualified under Sections 401(a) and 401(k) of the Code and that the Trust will continue to be exempt from federal income taxes under Section 501(a) of the Code. An application to the Internal Revenue Service for an updated determination letter to such effect will be submitted.


Continued

                             THE ZENITH 401(k) PLAN

                                   ----------

5.   Reconciliation Of Financial Statements To The Form 5500:

     Amounts allocated to withdrawing participants for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid, are included in net assets available for benefits. For reporting to the Department of Labor, these amounts are reported as a liability on the Form 5500.

     The following is a reconciliation of net assets available for benefits as shown in the accompanying financial statements to those shown in the Form 5500 at:

                                                                        December 31,
                                                             ---------------------------------
                                                                1997                   1996
                                                             ----------            -----------
     Net assets available for benefits per the
       accompanying financial statements                     $26,018,199           $22,104,866

     Less:  Amounts allocated to withdrawing
       participants                                             (196,333)             (445,037)
                                                             -----------           -----------
     Net assets available for benefits per the
       Form 5500                                             $25,821,866           $21,659,829
                                                             -----------           -----------
                                                             -----------           -----------

     The following is a reconciliation of benefits paid to participants as shown in the accompanying financial statements for the year ended December 31, 1997 of those shown in the Form 5500:


                                                                                           1997
                                                                                        ----------
     Benefits paid to participants per the accompanying financial
       statements                                                                       $2,113,848

     Add:  Amounts allocated to withdrawing participants at end of year                    196,333

     Less:  Amounts allocated to withdrawing participants at beginning of year            (445,037)
                                                                                        ----------
     Benefits paid to participants per the Form 5500                                    $1,865,144
                                                                                        ----------
                                                                                        ----------


Continued

                             THE ZENITH 401(k) PLAN

                                   ----------

6.   Federal Income Taxes Applicable To Participants:

     The income tax rules affecting Plan participation are complex, subject to interpretation by the Secretary of the Treasury and subject to change. A general summary of the federal tax consequences of participation in the Plan follows. An expanded discussion of tax consequences is available in the Summary Plan Description/Prospectus dated April 1, 1997, for the Plan.

     In general, 401(k) Company and Salary Reduction Contributions are not subject to tax when made. In addition, earnings and gains on a participant's account are not subject to tax when credited.

     Generally, distributions from the Plan are subject to tax in the year received from the Plan. However, under certain circumstances, a distribution, or part thereof, may not be taxed if rolled over to an Individual Retirement Account or other qualified plan. If taxable, a distribution may be eligible for special tax treatment under the Code.

     In addition to regular taxes, most distributions received before a participant is age 59-1/2 will be subject to a 10% additional tax. Under limited circumstances, distributions in excess of Code-determined limits will be subject to a 15% excise tax.


7.   Risk And Uncertainty:

     Approximately 30% of the Plan's net assets available for benefits are held in the Zenith Company Stock Fund which primarily consists of Zenith Common Stock. Due to the inherent risk associated with securities traded in public markets, it is reasonably possible that fluctuations in the Zenith Company Stock Fund could have a significant impact on the net assets of the Plan in the near term.

     Approximately 36% of the Plan's net assets available for benefits are held in the MetLife Guaranteed Fixed Income Fund. This fund provides a guarantee by MetLife of both principal and a fixed rate of interest during the guarantee period.

                             THE ZENITH 401(k) PLAN

          LINE 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             As Of December 31, 1997
                                   ----------


-----------------------------------------------------------------------------------------------------------------------------------
                                                                       (c)
                       (b)                   Description Of Investments, Including Maturity Date,
      Identity Of Issue, Borrower, Lessor,              Rate Of Interest, Collateral,                      (d)             (e)
(a)            Or Similar Party                           Par Or Maturity Value                           Cost        Current Value
------------------------------------------------------------------------------------------------------------------------------------
 **   Zenith National Insurance Corp.       Common Stock - 304,927 Shares                             $ 6,436,645      $ 7,851,870

 *    Short-Term Investment Funds           Short-Term Investment Fund - 166,718 Units                    166,718          166,718

 *    PBHG Funds                            Growth Fund - Mutual Funds - 52,298 Units                   1,319,575        1,327,859

 *    State Street Research Funds           Equity Investment Fund - Mutual Fund - 42,875 Units           831,281          779,899

 *    Founders Funds                        Balanced Fund - Mutual Fund - 64,129 Units                    748,868          727,868

 *    Janus Funds                           Worldwide Fund - Mutual Fund - 59,780 Units                 2,392,027        2,258,472

 *    Scudder Funds                         Growth & Income Fund - Mutual Fund - 75,467 Units           2,065,516        2,062,520

 *    Warburg Pincus Funds                  Emerging Growth Fund - Mutual Funds - 22,655 Units            852,239          855,677

 *    Metropolitan Life Insurance Company   Guaranteed Fixed Income Fund at 6.20%                       9,459,412        9,459,412

      Participant Loans                     Various Maturity Dates - Interest Rate 8.50%                -                  349,589
                                                                                                      -----------      -----------

                                                                Total investments                     $24,272,281      $25,839,884
                                                                                                      -----------      -----------
                                                                                                      -----------      -----------

*    Indicates a party-in-interest for which a statutory exemption exists.

** Sponsor and employer and, therefore, a party-in-interest for which a statutory exemption exists.

                             THE ZENITH 401(k) PLAN

               LINE 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS(1)
                      For The Year Ended December 31, 1997
                                   ----------


                                       b)  Description Of Assets
                                           (Including Interest Rate And           (c)    Purchase        (d)   Selling
(a)  Identity Of Party Involved            Maturity In Case Of A Loan)                   Price                 Price
Zenith National Insurance Corp.(2)         Zenith Common Stock                          $1,103,554
                                              (43 transactions)

Zenith National Insurance Corp.(2)         Zenith Common Stock                                                  $1,225,049
                                              (177 transactions)

Merrill Lynch Institutional Fund (3)       Short-Term Investment                                                13,342,889
                                              Fund (1 transaction)

PBHG Funds(3)                              Growth Fund                                   1,450,098
                                              (132 transactions)

PBHG Funds(3)                              Growth Fund                                                             135,163
                                              (64 transactions)

State Street Research Funds(3)             Equity Investment Fund                          889,426
                                              (120 transactions)

State Street Research Funds(3)             Equity Investment Fund                                                   58,904
                                              (51 transactions)

Founders Fund(3)                           Balanced Fund                                   816,002
                                              (101 transactions)

Founders Fund(3)                           Balanced Fund                                                            69,135
                                              (58 transactions)

Janus Funds(3)                             Worldwide Fund                                2,690,026
                                              (152 transactions)

Janus Funds(3)                             Worldwide Fund                                                          310,780
                                              (74 transactions)

Scudder Funds(3)                           Growth & Income Fund                          2,258,951
                                              (158 transactions)

Scudder Funds(3)                           Growth & Income Fund                                                    208,244
                                              (69 transactions)

Warburg Pincus Funds(3)                    Emerging Growth Fund                            943,794
                                              (130 transactions)

Warburg Pincus Funds(3)                    Emerging Growth Fund                                                     97,959
                                              (47 transactions)

Metropolitan Life Insurance Company(3)     Guaranteed Fixed Income Fund                 15,085,639
                                              (101 transactions)

Metropolitan Life Insurance Company(3)     Guaranteed Fixed Income Fund                                          6,016,119
                                              (187 transactions)





                                                     (f)  Expense                             (h)  Current Value
                                        (e)  Lease        Incurred With                            Of Asset On       (i)  Net Gain
(a)  Identity Of Party Involved              Rental       Transaction    (g)   Cost Of Asset       Transaction Date       Or (Loss)
Zenith National Insurance Corp.(2)                                                $1,103,554         $1,103,554


Zenith National Insurance Corp.(2)                                                   992,776          1,225,049        $232,273


Merrill Lynch Institutional Fund (3)                                              13,342,889         13,342,889              --


PBHG Funds(3)                                                                      1,450,098          1,450,098


PBHG Funds(3)                                                                        130,523            135,163           4,640


State Street Research Funds(3)                                                       889,426            889,426


State Street Research Funds(3)                                                        58,145             58,904          759.00


Founders Fund(3)                                                                     816,002            816,002


Founders Fund(3)                                                                      67,134             69,135           2,001


Janus Funds(3)                                                                     2,690,026          2,690,026


Janus Funds(3)                                                                       297,999            310,780          12,781


Scudder Funds(3)                                                                   2,258,951          2,258,951


Scudder Funds(3)                                                                     193,435            208,244          14,809


Warburg Pincus Funds(3)                                                              943,794            943,794


Warburg Pincus Funds(3)                                                               91,555             97,959           6,404


Metropolitan Life Insurance Company(3)                                            15,085,639         15,085,639


Metropolitan Life Insurance Company(3)                                             6,016,119          6,016,119           -



(1) Under ERISA, a reportable transaction is a transaction or series of transactions during the Plan year that involves more than 5 percent of the fair value of the Plan assets at the beginning of the Plan year, with certain exceptions.

(2) Sponsor and employer and, therefore, a party-in-interest for which a statutory exemption exists.

(3)  Indicates a party-in-interest for which a statutory exemption exists.